Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SPARTA COMMERCIAL SERVICES, INC.
(Name of Issuer)

Common
(Title of Class of Securities)

84657R308
(CUSIP Number)

Glenn A. Little
P.O. Drawer 1271, Midland, Texas 79702
432-889-4477
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

		13D	Page 2 of 3
(1)	NAMES OF REPORTING PERSONS Glenn Alan Little
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,101,134
	(8)	SHARED VOTING POWER
	(9)	SOLE DISPOSITIVE POWER 1,101,134
	(10)	SHARED DISPOSITIVE POWER
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,134
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.77%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

13D	Page 3 of 3

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $.001 par value per share (the “Stock”), of Sparta Commercial Services, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer were located at 370 Lexington Avenue, Suite 1901, New York, New York 10017

ITEM 2. IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Mr. Little (the “Reporting Person).

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Little used personal funds to fund a convertible loan that pays interest payments in restricted common stock.

ITEM 4. PURPOSE OF TRANSACTION.

The issuance of shares was in accordance with a loan agreement between issuer and Mr. Little.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on August 10, Mr. Little may be deemed to be the beneficial owner of 1,101,134 shares of the Stock, which constitutes approximately 6.77% of the outstanding common stock.

Transactions effected in the last 60 days: Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

7.            MATERIALS TO BE FILED AS EXHIBITS.

None

DATED: August 20, 2013

By: /s/ Glenn Alan Little Glenn Alan Little